SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In response to the GAE/CREM Notice No. 4,718/12, dated November 13, 2012, transcribed below, we hereby clarify certain aspects of the Letter of Intent involving Eletrobras and the state of Amapá, which was executed by the parties and communicated to the market and the shareholders.

The protocol is merely to set out the conditions and assumptions that must be observed by the parties for a possible future partnership between Eletrobras and the state of Amapá in order for the: (i) technical, economic and financial recovery of Companhia de Eletricidade do Amapá - CEA (ii) adoption of an appropriate management model, enabling CEA to retain the quality of services compatible with the standards required by the Granting Authority and the National Electric Energy Agency - ANEEL, the pursuit of more appropriate technical and financial standards, as well as the transfer of know-how in business management of the Brazilian electric sector, (iii) implementation and improvement of CEA's capital structure, vis-à-vis reorganizing debt and reducing the cost of capital by rationing operating and maintenance costs and (iv) transfer of management and control of CEA to Eletrobras.

Thus, the goal of the protocol is to study and plan, through working groups, Eletrobras' decision to close the transaction. However, the protocol has a number of requirements in order for Eletrobras to effect the acquisition of control of CEA, including that the studies must demonstrate that the shareholders would be interested in Eletrobras effecting the transaction. The protocol is also conditioned on the granting of certain initiatives from the government of Amapá, legal permits and prior agreement by the competent corporate bodies of Eletrobras and by government agencies and inspectors, such as the National Electric Energy Agency and the Administrative Council for Economic Defense.

It should also be emphasized that one of the clauses in the protocol expressly provides that it cannot be interpreted as an obligation of partnership to conduct business or to be interpreted as assuming any obligations to conclude any future business or responsibility of one party to the other or to third parties, except the commitment of the parties to prepare the studies therein. Similarly, the protocol also does not authorize any party to assume or create any obligation, expressly or implied, on behalf of the other.

Thus, it is clear that the Letter of Intent is preliminary in nature through which Eletrobras is acting in its normal course of management as set forth in their by-laws, and is not presently structuring any acquisition of control of any company, including CEA. Therefore, the provisions of Article 256 of Law No. 6,404/76 are not applicable, and there is no need to talk about the right to withdraw.

Accordingly, we are at your disposal to provide any additional clarifications that may be required.

“GAE 4,718-12

November 13, 2012

Centrais Elétricas Brasileiras S.A. - Eletrobras

Investor Relations Officer

Mr. Armando Casado de Araujo

Dear Sirs,

Regarding the terms of the Market Announcement dated November 13, 2012 and for guidance to the market, please inform us by 14/11/2012, if the operation entails the shareholders rights of withdrawal, as provided in Article 256 Law 6.404/76, as amended by Law No. 10.303/01.

 If so, state:

• What shareholders are entitled to express themselves, i.e., the date on which shareholders registered with the records of the Company and who shall be entitled to dissent from the resolutions of the Assembly, to be convened for the ratification of the transaction;

• The reimbursement amount, R$ / share;

• The timetable and the procedures that dissenting shareholders shall adopt to demonstrate.

This request falls within the scope of the cooperation agreement, signed by the CVM and the BM&FBOVESPA on December 13, 2011, and your non-compliance may subject the company to the possible imposition of a coercive fine (multa cominatória) by the Supervisor of Relationships with Companies – SEP of the CVM, in accordance with the provisions of CVM Instruction No. 452/07.

MARKET ANNOUNCEMENT

Sincerely

Jorge Antonio Tambucci

Issuers Relations Coordinator

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros

c.c. CVM - Comissão de Valores Mobiliários

Sr. Fernando Soares Vieira - Superintendent of relationships with companies

Sr. Waldir de Jesus Nobre - Superintendent of market relations and intermediaries”

Rio de Janeiro, 14 de novembro de 2012

Armando Casado de Araujo

Diretor Financeiro e de Relações com Investidores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.